15045657



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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| SEC FILE NUMBER |
|---|
| 8-68633 |

**ANNUAL AUDITED REPORT**
**FORM X-17A-5**
**PART III**

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

ELM CAPITAL USA LIMITED.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26 St James's Square
(No. and Street)

London (City) UK (State) SW1Y 4JH (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Estee Dorfman Foster, FINOP (781) 780-7069
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC
(Name - if individual, state last, first, middle name)

250 West 57th Street (Address) New York (City) New York (State) 10107 (Zip Code)

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

## OATH OR AFFIRMATION

I, Etienne Deshormes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Elm Capital USA Limited. (Company), as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Etienne Deshormes, CEO

JACK PAUL PELANEY, SOLICITOR, KINNAIRD HOUSE, 1 PALL MALL EAST, LONDON, SW1Y 5AU

Sworn and subscribed to before me this 24 day of February, 2015.

**This report contains (check all applicable boxes):**

| | | |
|---|---|---|
| | | Report of Independent Registered Public Accounting Firm |
| (x) | (a) | Facing page. |
| (x) | (b) | Balance Sheet. |
| (x) | (c) | Statement of Operations. |
| (x) | (d) | Statement of Member's Equity. |
| (x) | (e) | Statement of Changes in Cash Flows. |
| ( ) | (f) | Statement of Changes in Subordinated Liabilities (not applicable). |
| (x) | | Notes to Financial Statements. |
| (x) | (g) | Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934. |
| () | (h) | Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (not applicable) |
| ( ) | (i) | Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable). |
| ( ) | (j) | A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (not applicable). |
| ( ) | (k) | A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable). |
| (x) | (l) | An Affirmation. |
| (x) | (m) | A Copy of the SIPC Supplemental Report. |
| ( ) | (n) | A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control). |
| (x) | (o) | Review report on managements' assertion letter regarding (k)(2)(i). |
| (x) | (p) | Management's assertion letter regarding (k)(2)(i). |

**Elm Capital USA Limited**
**(SEC I.D. No. 8-68633)**

**Financial Statements**
**And Supplementary Information**

Financial Statements and
Supplemental Schedule
For the year ended December 31, 2014
and
Report of Independent Registered Public Accounting Firm
and
Review Report Regarding Exemption Provisions

**Elm Capital USA Ltd**

December 31, 2014

Table of Contents

VB&T
Certified Public Accountants, PLLC

**250 W57th Street**
**Suite 1632**
**New York, NY 10107**
**T:1.212.448.0010**
**F:1.888.99.PCAOB (72262)**

**E-mail:**
**fvb@getcpa.com**
**rtse@getcpa.com**
**info@getcpa.com**
**www.getcpa.com**

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Elm Capital USA Limited

We have audited the accompanying financial statements of Elm Capital USA Limited, (the "Company") (a United Kingdom company), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Elm Capital USA Limited as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedule I and II have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. This supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

*VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC*

New York, NY
February 22, 2015

**Registered with the Public Company Accounting Oversight Board**
**Member of the American Institute of Certified Public Accountants**

Elm Capital USA Limited
Statement of Financial Condition
December 31, 2014

## Assets

| | |
|---|---|
| Cash & cash equivalents | $ 149,165 |
| Accounts Receivable | 236,681 |
| Prepaid expenses | 7,276 |
| Total Assets | $ 393,122 |

## Liabilities and Member's Equity

| | |
|---|---|
| Accounts payable and accrued expenses | $ 90,723 |
| Total liabilities | 90,723 |
| Member's equity | 302,399 |
| Total Liabilities and Member's Equity | $ 393,122 |

The accompanying notes are an integral part of these financial statements.

Elm Capital USA Limited
Statement of Operations
For the year ended December 31, 2014

| | | |
|---|---|---|
| Revenues: | | |
| Fee Income | $ | 837,775 |
| Total Operating revenue | | 837,775 |
| Expenses: | | |
| Employee compensation and benefits | | 471,620 |
| Regulatory fees | | 3,687 |
| Occupancy and equipment rental | | 6,908 |
| Other expenses | | 20,029 |
| Professional fees | | 45,998 |
| Taxes and licenses | | 60,568 |
| Total Operating expenses | | 608,810 |
| Other Income: | | |
| (Loss) exchange rate | | (3,351) |
| Income tax refund | | 1,181 |
| Interest income | | 131 |
| Total Other Income | | (2,039) |
| Net Income | $ | 226,926 |

The accompanying notes are an integral part of these financial statements.

## Elm Capital USA Limited
## Statement of Changes In Members' Equity
## For the year needed December 31, 2014

| | | |
|---|---|---|
| Member's Equity - January 1, 2014 | $ | 275,473 |
| Net income | | 226,926 |
| Member's capital distributions | | (200,000) |
| Member's Equity - December 31, 2014 | $ | 302,399 |

The accompanying notes are an integral part of these financial statements.

Elm Capital USA Limited
Statement Of Cash Flows
For the year ended December 31, 2014

| | | |
|---|---|---|
| Cash flows from operating activites: | | |
| Net income | $ | 226,926 |
| Changes in operating assets and liabilities: | | |
| (Increase) decrease in: | | |
| Accounts Receivable | | (115,616) |
| Prepaid expenses | | (377) |
| Increase (decrease) in: | | |
| Accounts payable and accrued expenses | | 40,517 |
| Net cash provided by operating activities | | 151,450 |
| Cash flows from investing activities: | | - |
| Cash flows from financing activities: | | |
| Members' distributions | | (200,000) |
| Net cash (used) by financing activities | | (200,000) |
| Net (decrease) in cash | | (48,550) |
| Cash - January 1, 2014 | | 197,715 |
| Cash - December 31, 2014 | $ | 149,165 |

The accompanying notes are an integral part of these financial statements.

Elm Capital USA Limited
Notes to Financial Statements
For the Year Ended December 31, 2014

1. NATURE OF BUSINESS

Elm Capital USA Limited (the company) is a United Kingdom private limited company incorporated on May 20, 2010. The Company advises private equity funds and private equity advisors. It specializes in advising General Partners in fundraising and provides advisory services for the secondary sales of private equity funds, companies portfolio of funds and portfolio of companies. The Company operates in the United States of America as an appointed representative of Elm Capital Associates Ltd. (a UK limited company) and on January 28, 2011 became a member of FINRA.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Use of Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

*Income Taxes*

There is a provision for income taxes. The Company will file income tax returns in the United Kingdom.

*Basis of Accounting*

The Company uses the accrual method of accounting for financial purposes.

*Concentration of Credit Risk*

The Company maintains its cash in bank deposit accounts in the United Kingdom. The company has not experienced any losses in such accounts.

3. CASH FLOWS

Cash paid for interest and income taxes is as follows:

| | |
|---|---|
| Interest | $ 0 |
| UK Corporations Tax | 44,795 |
| | $ 44,795 |

4. CASH AND CASH EQUIVALENTS

For the purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. The Company places its temporary cash investments with high credit quality financial institutions. At times such investments may be in excess of the Federal insurance Deposit Corporation (FDIC) insurance limit.

5. NET CAPITAL

As a broker/dealer, the company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the Company to maintain a specified amount of net capital as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital computed under 15c3-1 was $51,694 at December 31, 2014, which exceed required net capital of $6,048 by $45,646. The ratio of aggregate indebtedness to net capital at December 31, 2014 was 0.18 to 1.0.

6. COMPENSATED ABSENCES

Employees of the Company are entitled to paid vacation and paid sick days depending on length of service. it is not practicable for the Company to estimate the amount of compensation for future absences; accordingly, no liability for compensated absences has been recorded in the accompanying financial statements. The Company policy is to recognize the costs of compensated absences when actually paid to employees.

7. REVENUE RECOGNITION POLICY

The Company recognizes revenue when a fund or deal closes.

8. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 22, 2015, the date on which the financial statements were available to be issued.

9. CONCENTRATIONS IN SALES TO FEW CUSTOMERS

In 2014, three clients accounted for 100% of total revenues.

10. RELATED PARTY TRANSACTIONS

Certain expenses are shared with the Company's affiliate, Elm Capital Associates Limited. These expenses are rent, office expenses, other general and administrative expenses and salaries. For year to date December 31, 2014, $236,681 of shared expenses were incurred. At December 31, 2014, the Company owed it's affiliate $11,626.

11. ACCOUNTS RECEIVABLE

Accounts receivable is recorded at the amount the company expects to collect on balances outstanding at year-end. The members closely monitor outstanding balances and write off, as of year-end, all balances over a year old that have not been collected by the time the financial statements are issued.

12. FAIR VALUE OF FINANCIAL STATEMENTS

The company's financial statements are cash and cash equivalents and accounts receivable. The recorded values of cash and cash equivalents and accounts receivable approximate their fair values based on their short-term nature.

13. FOREIGN CURRENCY CONVERSION

Transactions are converted into U.S. dollars on the transaction date. Foreign exchange gain or loss is recorded on the date the revenue is received and expenses are paid. Certain balance sheet accounts were converted as of December 31, 2014.

14. EXPENSE SHARING AGREEMENT

There is an expense sharing agreement between an affiliate (Elm Capital Associates Limited) and the Company for rent, other general and administrative costs and salaries. The Company is responsible for paying ordinary and necessary costs of a broker dealer including legal and audit fees, FINRA and state registration fees, SIPC, insurance, bonding premiums, employee commissions or variable compensation.

Schedule I

Elm Capital USA Limited
Supplemental Schedule I
Computation Of Net Capital Pursuant To
Uniform Capital Rule 15c3-1
December 31, 2014

| | | |
|---|---|---|
| Members equity | $ | 302,399 |
| Non-allowable assets: | | |
| Accounts Receivable | | (236,681) |
| Prepaid expenses | | (7,276) |
| Net capital before haircuts | | 58,442 |
| Haircuts on Foreign Currancy | | (6,748) |
| Net capital | | 51,694 |
| Minimum capital requirements the greater of 6-2/3% aggregate indebtedness of $6,048 or $5,000 | | 6,048 |
| Excess net capital | $ | 45,646 |
| Ratio of aggregate indebtedness to net capital | | 1.8 |
| Aggregate Indebtedness | | |
| Accounts payable and accrued expenses | | 90,723 |
| Total aggregate indebtedness | $ | 90,723 |
| Reconcilialion of net capital: | | |
| Net capital as reported in Company's unaudited part IIA of the Focus Report | $ | 51,693 |
| Rounding | | 1 |
| Net capital per report pursuant to Rule 17a-5 (d) | $ | 51,694 |

See independent auditors' report.

VB&T
Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

## REVIEW REPORT ON MANAGEMENT'S ASSERTION LETTER

To the Member of
Elm Capital USA Limited

We have reviewed management's statements, included in the accompanying management assertion letter, in which (1) Elm Capital USA Limited (the "Company") identified the following provisions of 17 C.F.R. §240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(2)(i) (the "exemption provisions") and (2) the Company stated that Elm Capital USA Limited met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
February 22, 2015

Elm Capital USA Limited
26 St James's Square, London, SW1Y 4JH
Tel: +44 (0) 207 901 8940
Fax: +44 (0) 207 901 8949

## Assertions Regarding Exemption Provisions

We, as members of management of Elm Capital USA Limited ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

**Identified Exemption Provision:**

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i)

**Statement Regarding Meeting Exemption Provision:**

The Company met the identified exemption provision without exception throughout the period from June 1, 2014 to December 31, 2014.

Elm Capital USA Limited

By:

Etienne Deshormes, CEO

**10th February 2015**

VB&T
Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.212.448.0053

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

**Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation**

To the Members of
Elm Capital USA Ltd

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Elm Capital USA Ltd and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Elm Capital USA Ltd's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Elm Capital USA Ltd's management is responsible for the Elm Capital USA Ltd's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014 as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amounts paid andt applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

The SIPC reports that were filed reflected the following:

| | Date Paid | Payment | Annual Assessment Per Report |
|---|---|---|---|
| SIPIC-6 General assessment for January 1, 2014 to June 30, 2014 | 7/28/2014 | $ 702 | $ 702 |
| SIPIC-7 Genral Assessment Reconciliation for July 1, 2014 to December 31, 2014 | 1/22/15 | 1,393 | 1,393 |
| | | $ 2,095 | $ 2,095 |

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
February 22, 2015

SIPC-6 (34-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Payment Form

**For the first half of the fiscal year ending 12/31/2014**

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-6 (34-REV 7/10)

**TO BE FILED BY ALL MEMBERS OF THE SECURITIES INVESTOR PROTECTION CORPORATION**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068633 FINRA DEC
ELM CAPITAL USA LIMITED
26 ST JAMES'S SQUARE 2ND FLR
LONDON UNITED KINGDOM SW1Y 4JH
ENGLAND

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Estee Dorfman Foster
781-780-7069

2. A. General assessment payment for the first half of the fiscal year (item 2e from page 2) $ 963

1. Less prior year overpayment applied as reflected on SIPC-7 if applicable ( 261 )

2. Assessment balance due 702

B. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

C. Total assessment and interest due $ 702

D. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as C above) $ 702

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete

Elm Capital USA Limited
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

FinOp
(Title)

Dated the 20 day of July, 2014.

**This form and the assessment payment is due 30 days after the end of the first six months of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

**SIPC REVIEWER**

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2014 and ending 6/30/2014

| Item No. | Eliminate cents |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 388,608 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | Ø |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products. | |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): exchange rate gain/loss (Deductions in excess of $100,000 require documentation) | 3408 |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income $ | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960) $ | |
| Enter the greater of line (i) or (ii) | |
| Total deductions | 3408 |
| 2d. SIPC Net Operating Revenues | $ 385,200 |
| 2e. General Assessment @ .0025 | $ 963 (to page 1, line 2.A.) |

SIPC-7
(33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068633 FINRA DEC
ELM CAPITAL USA LIMITED
26 ST JAMES'S SQUARE 2ND FLR
LONDON UNITED KINGDON SW1Y 4JH
ENGLAND

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Estee Dorfman Foster 781-780-7069

2. A. General Assessment (item 2e from page 2) $ 2095

B. Less payment made with SIPC-6 filed (exclude interest) ( 702 )
7-28-2014
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1,393

E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,393

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,393

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Elm Capital USA LTD
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

FinOp
(Title)

Dated the 17 day of January, 20 15.

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2014 and ending 12/31/2014

| Item No. | Eliminate cents |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $840,086 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): income tax refund / exchange rate gain (Deductions in excess of $100,000 require documentation) | 2181 |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ | |
| Enter the greater of line (i) or (ii) | |
| Total deductions | 2,181 |
| 2d. SIPC Net Operating Revenues | $837,905 |
| 2e. General Assessment @ .0025 | $2,095 |
| | (to page 1, line 2.A.) |